Exhibit 99. (m) (4)

STRATEGIC PARNERS ASSET ALLOCATION FUNDS

DISTRIBUTION PLAN for CLASS M SHARES

Pursuant to rule 12b-1 under the Investment Company Act of 1940

Introduction

The Distribution and Service Plan (the Plan) set forth below, which is designed to conform to the requirements of Rule 12b-1 under the Investment Company Act of 1940 (the Investment Company Act) and Rule 2830 of the Conduct Rules of the National Association of Securities Dealers, Inc. (NASD), has been adopted by Strategic Partners Asset Allocation Funds (the Fund) and by Prudential Investment Management Services LLC, the Fund’s distributor (the Distributor).

The Fund has entered into a distribution agreement pursuant to which the Fund will employ the Distributor to distribute Class M shares issued by the Fund (Class M shares).  Under the Plan, the Fund wishes to pay to the Distributor, as compensation for its services, a distribution and service fee with respect to Class M shares.

A majority of the Board of Trustees of the Fund, including a majority who are not “interested persons” of the Fund (as defined in the Investment Company Act) and who have no direct or indirect financial interest in the operation of this Plan or any agreements related to it (the Rule 12b-1 Trustees), have determined by votes cast in person at a meeting called for the purpose of voting on this Plan that there is a reasonable likelihood that adoption and continuation of this Plan will benefit the Fund and its shareholders.  Expenditures under this Plan by the Fund for Distribution Activities (defined below) are primarily intended to result in the sale of Class M shares of the Fund within the meaning of paragraph (a)(2) of Rule 12b-1 promulgated under the Investment Company Act (Rule 12b-1) or to maintain or improve account services provided to holders of its Class M shares upon the terms and conditions hereinafter set forth.

The purpose of the Plan is to create incentives for the Distributor and/or other qualified broker-dealers and their account executives to provide distribution assistance to their customers who are investors in the Fund, to defray the costs and expenses associated with the preparation, printing and distribution of prospectuses and sales literature and other promotional and distribution activities and to provide for the servicing and maintenance of shareholder accounts.

The Plan

The material aspects of the Plan are as follows:

1.             Distribution Activities

This Plan will pertain to Class M Shares of each series of the Fund named in Exhibit A attached hereto and made a part hereof (each, a “Participating Fund”).  This Plan shall also apply to the Class M Shares of any other series of the Fund designated from time to time by the Board of Trustees of the Fund, including the Rule 12b-1 Trustees, and added to the list of Participating Funds attached hereto as Exhibit A.  Where used in this Plan, the term “Shares” or “Class M Shares” shall pertain only to Class M Shares of a Participating Fund.

In order to provide for the implementation of the payments provided for pursuant to this Plan and the Distribution Agreement, each Participating Fund may pay compensation to the Distributor for its services and to defray various costs incurred or paid by the Distributor in connection with the distribution of Class M Shares.  The Distribution Agreement, or any modification thereof, shall become effective with respect to Class M Shares of any Participating Fund only upon compliance with Section 12(b) of the Investment Company Act and Rule 12b-1 thereunder as the same may be amended from time to time.

The Fund shall pay to the Distributor a distribution and service fee at the annual rate of 1.00% of the average net asset value of the outstanding Class M shares of the Participating Funds, as determined at the close of each business day, half of which is intended as a fee (the “Service Fee”) for services provided by the Distributor to existing holders of Class M Shares.  The fee payable hereunder is intended to compensate the Distributor for services provided and expenses incurred by it relating to the offering of the Class M Shares.  Expenses may include, without limitation, payments by the Distributor to dealers, brokers, banks and other financial institutions (“Dealers”) with respect to services provided in connection with sales of Class M Shares and for maintaining or improving account services provided to Class M shareholders, all as set forth in the Fund’s registration statement as in effect from time to time; provided, however, that (i) payments made by the Distributor to any Dealer shall not exceed 1.00% of the Fund’s average daily net assets attributable to Class M Shares held in accounts of the Dealer and its customers; and (ii) no Service Fee shall be paid by the Distributor to any Dealer in respect of Class M Shares purchased at their net asset value with any applicable contingent deferred sales charge for a period of one year from the date of their purchase.  A majority of the Rule 12b-1 Trustees may, from time to time, reduce the amount of such payments or may suspend the operation of the Plan for such period or periods of time as they may determine.  Amounts payable under the Plan shall be subject to the limitations of Rule 2830 of the Rules of Fair Conduct of the NASD.  Amounts paid hereunder shall not be used to pay distribution expenses or service fees incurred with respect to any other class of shares of the Fund.

2.             Effectiveness; Continuation

The Plan shall not take effect until it has been approved by a vote of a majority of the Board of Trustees of the Fund and a majority of the Rule 12b-1 Trustees by votes cast in person at a meeting called for the purpose of voting on the Plan.

If approved by a vote of a majority of the Board of Trustees of the Fund and a majority of the Rule 12b-1 Trustees as described in the foregoing sentence, the Plan shall, unless earlier terminated in accordance with its terms, continue in full force and effect thereafter for so long as such continuance is specifically approved at least annually by a majority of the Board of Trustees of the Fund and a majority of the Rule 12b-1 Trustees by votes cast in person at a meeting called for the purpose of voting on the continuation of the Plan.

3.             Termination

This Plan may be terminated with respect to any Participating Fund at any time by vote of a majority of the Rule 12b-1 Trustees, or by vote of a majority of the outstanding voting securities (as defined in the Investment Company Act) of the Class M shares of the affected Fund.

4.             Amendments

The Plan may not be amended to change the combined service and distribution expenses to be paid as provided for herein so as to increase materially the amounts payable under this Plan unless such amendment shall be approved by the vote of a majority of the outstanding voting securities (as defined in the Investment Company Act) of the Class M shares of the Fund.  All material amendments of the Plan shall be approved by a majority of the Board of Trustees of the Fund, and a majority of the Rule 12b-1 Trustees, by votes cast in person at a meeting called for the purpose of voting on such amendments.

8.             Rule 12b-1 Trustees

While the Plan is in effect, the selection and nomination of the Rule 12b-1 Trustees shall be committed to the discretion of the Rule 12b-1 Trustees.

9.             Records

The Fund shall preserve copies of the Plan and any related agreements and all reports made pursuant to Section 4 hereof, for a period of not less than six years from the date of effectiveness of the Plan, such agreements or reports, and for at least the first two years in an easily accessible place.

Dated as of  October 1, 2004.

SCHEDULE A

List of Participating Funds

Strategic Partners Conservative Growth Fund

Strategic Partners Moderate Growth Fund

Strategic Partners High Growth Fund